Mail Stop 6010


	May 5, 2006


J. Robert Paulson, Jr.
Chief Executive Officer
Restore Medical, Inc.
2800 Patton Road
St. Paul, Minnesota 55113

Re:	Restore Medical, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed April 28, 2006
	Registration No. 333-132368

Dear Mr. Paulson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

Application of Critical Accounting Policies and Use of Estimates, page 29

Stock-Based Compensation, page 31

1. Please tell us and revise your MD&A to provide a meaningful discussion of the significant factors, assumptions and methodologies used in determining the fair value of a stock award. For example, you state that you estimated the fair market value of you common stock based upon several factors, which you have listed. Revise to provide a discussion of the valuation methodologies used and the significant assumptions and subjective judgments made.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2 and consent

2. We note your response to prior comment 6. We reissue our prior comment in its entirety.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin L. Vaughn at (202) 551-3643 or me at
(202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Peggy Fisher at (202) 551-3800 with any other questions.

	Sincerely,



	Michele Gohlke
	Branch Chief


cc (via fax):  Kenneth L. Cutler, Esq.
	Robert A. Kuhns, Esq.
J. Robert Paulson, Jr.
Restore Medical, Inc.
May 5, 2006
Page 2